SCHEDULE 14A

                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
              Proxy Statement Pursuant to Section 14(a) Securities
                              Exchange Act of 1934
                                (Amendment No. 2)

Filed by the Registrant                         [ ]

Filed by a party other than the Registrant      [X]

     Check the appropriate box:

[ ]  Preliminary Proxy Statement

[ ]  Confidential, for Use of the Commission Only
     (as permitted by Rule 14a-6(e)(2))

[ ]  Definitive Proxy Statement

[X]  Definitive Additional Materials

[ ]  Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                       REAL ESTATE ASSOCIATES LIMITED III

                (Name of Registrant as Specified in Its Charter)

                              BOND PURCHASE, L.L.C.

    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

[X]  No fee required

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (1) Title of each class of securities to which transaction applies:

     (2) Aggregate number of securities to which transactions applies:

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     (3) Per unit  price  or other  underlying  value  of  transaction  computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined.)

     (4) Proposed maximum aggregate value of transaction:

     (5) Total Fee paid:

[ ]  Fee paid previously with preliminary materials

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount previously paid:

     (2) Form, Schedule or Registration Statement No.:

     (3) Filing party:

     (4) Date filed:

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                               AMENDMENT NO. 2 to
                           SOLICITATION OF CONSENTS of
                               LIMITED PARTNERS of
                      REAL ESTATE ASSOCIATES LIMITED III by
                              BOND PURCHASE, L.L.C.
                                 May 18, 2001

   Bond Purchase, L.C.C., a Missouri limited liability company ("Bond Purchase"), hereby amends its Solicitation of Consents dated March 13, 2001, as amended on April 30, 2001 (the "Solicitation"), by which Bond Purchase is seeking the approval by written consent (the "Consents") of the limited partners (the "Limited Partners"), of Real Estate Associates Limited III, a California limited partnership (the "Partnership"), to remove the current general partners and to continue the Partnership and elect New G.P., L.L.C., ("New G.P."), a
Missouri limited liability company, as the new general partner of the Partnership. New G.P. is an affiliate of Bond Purchase. The election of New G.P. as a general partner is conditioned upon the approval of the removal of the current general partners.

   Bond Purchase has engaged N.S. Taylor & Associates, Inc. ("N.S. Taylor"), a proxy solicitator, to assist with the Solicitation process. Bond Purchase expects N.S. Taylor's total fees to be approximately $20,000.00 plus reasonable expenses.

   Listed below is updated information regarding the litigation between the current general partners of the Partnership and Bond Purchase.

   o On April 23, 2001, NAPICO and the Partnership filed an ex parte application for a temporary restraining order and preliminary injunction and a complaint alleging violations of Section 14(a) of the 1934 Securities Exchange Act that seeks injunctive and declaratory relief against Bond Purchase, New G.P., David Johnson and Christine Robinson relating to the proxy solicitation they filed to remove NAPICO as the general partner of the Partnership and elect New G.P. as the replacement general partner. The application for a temporary restraining order and preliminary injunction has been briefed and is pending before the United Sates District Court for the Central District of California. Bond Purchase, New G.P., David Johnson and Christine Robinson answered the complaint and denied every allegation.

   o On April 24, 2001, Bond Purchase filed a Complaint for violations of various California statutes, breach of contract, breach of fiduciary duty and declaratory and injunctive relief against NAPICO, National Partnership Investments Associates, an affiliate of NAPICO, the Partnership and Real Estate Associates Limited I, Real Estate Associates Limited II, Real Estate Associates Limited V and Real Estate Associates Limited VI in the Superior Court of the State of California for the defendants failure to provide access to the books and records of the limited partnerships.

   The Consents are solicited upon the terms and subject to the conditions of the original Solicitation of Consents dated March 13, 2001, as amended, and the accompanying form of Consent. This Amendment No. 2 and the accompanying form of Consent of Limited Partners are first being mailed to Limited Partners on or about May 18, 2001.

CONSENTS SHOULD BE DELIVERED TO BOND PURCHASE IN THE ENCLOSED ENVELOPE AND NOT TO THE PARTNERSHIP.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS SOLICITATION OF CONSENTS EXPIRES NO LATER THAN 11:59 P.M. CENTRAL STANDARD TIME ON THURSDAY, MAY 31, 2001, UNLESS EXTENDED.

IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN VOTING YOUR UNITS, PLEASE CONTACT N.S TAYLOR & ASSOCIATES, INC. WHO IS ASSISTING US WITH THIS MATTER AT
                                 1-800-711-8662

                                (Form of Consent)
                       Real Estate Associates Limited III
              a California Limited Partnership (the "Partnership")

                           CONSENT OF LIMITED PARTNER

          THIS CONSENT IS SOLICITED ON BEHALF OF BOND PURCHASE, L.L.C.

LIMITED PARTNERS WHO RETURN A SIGNED CONSENT BUT FAIL TO INDICATE THEIR APPROVAL OR DISAPPROVAL AS TO ANY MATTER WILL BE DEEMED TO HAVE VOTED TO APPROVE SUCH
MATTER.  THIS  CONSENT  IS  VALID  FROM THE DATE OF ITS  EXECUTION  UNLESS  DULY
REVOKED.

The undersigned has received the Consent Solicitation Statement dated March 13, 2001 as amended April 30, 2001, ("Consent Solicitation Statement") by Bond Purchase, L.L.C., a Missouri limited liability company ("Bond Purchase."), seeking the approval by written consent of the following proposals:

(1)  the  removal  of  the  current  general  partners,   National   Partnership
Investments Corp., a California corporation and Coast Housing Investments Associates, a California limited partnership; and

(2) the continuation of the Partnership and the election of New G.P. as the new general partner of the Partnership (which is conditioned on the approval of proposal (1) above).

Each of the undersigned, by signing and returning this Consent, hereby constitutes and appoints Bond Purchase, acting through its officers and employees as his or her attorney-in-fact for the purposes of executing any and all documents and taking any and all actions required under the Partnership Agreement in connection with this Consent and the Consent Solicitation Statement or in order to implement an approved proposal; and hereby votes all limited partnership interests of the Partnership held of record by the undersigned as follows for the proposals set forth above, subject to the Consent Solicitation Statement.


Proposal                                         FOR       AGAINST      ABSTAIN

1. Removal of General Partners                   [ ]          [ ]         [ ]

2. Continuation of the Partnership  and          [ ]          [ ]         [ ]
   election of new general partner,  New G.P.

(Please sign exactly as your name appears on the Partnership's records. Joint owners should each sign. Attorneys-in-fact, executors, administrators, trustees, guardians, corporation officers or others acting in representative capacity should indicate the capacity in which they sign and should give FULL title, and submit appropriate evidence of authority to execute the Consent)


                                            Dated: _______________________, 2001
                                                (Important - please fill in)

                                              __________________________________
                                              Signature

                                              __________________________________
                                              Signature

                                              __________________________________
                                              Telephone Number